September 4, 2018

Chris Bechtel
Chief Executive Officer and President
Surna Inc.
1780 55th Street, Suite C
Boulder, Colorado 80301

       Re: Surna Inc.
           Form 10-K for the fiscal year ended December 31, 2017
           Filed April 2, 2018
           File No. 000-54286

Dear Mr. Bechtel:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure